ATC HEALTHCARE, INC.
                               1983 Marcus Avenue
                          Lake Success, New York 11042

                                 April 10, 2007

United States Securities and Exchange Commission
Washington, D.C.   20549
Attention:  Mr. Jim B. Rosenberg, Senior Assistant Chief Counsel
            Mr. Donald R. Abbott, Senior Staff Accountant
            Ms. Ibolya Ignat, Staff Accountant

Re:      ATC Healthcare, Inc.
         Form 10-K for Fiscal Year Ended February 28, 2006 Filed on May 30, 2006 Form 10-Q for Quarterly Period Ended November 30, 2006 Filed on January 16, 2007 Form 8-K dated January 16, 2007 Filed on January 19, 2007 File No. 001-31271

Ladies and Gentlemen:

         Thank you for your letter of January 25, 2007 relating to the above filings, for your comments on April 3, 2007 to our responses of February 15, 2007, and for your assistance to enhance the overall disclosure in our filings. You have our full cooperation. We are continually working on improving our reporting and disclosure and believe that we have substantially met our obligations in past filings. We look forward to working with you and we respectfully request that your comments and our responses to them be used on a prospective basis in future filings.

         The following are our responses to your questions, requests, and comments. We have followed the order of filings and topics used in your letter. For each of the five items enumerated in your letter, we have first repeated your item in italics and then provided our response.

Form 10-K for Fiscal Year Ended February 28, 2006
-------------------------------------------------

Indebtedness and Contractual Obligations of the Company, page 24
----------------------------------------------------------------

         1. Please explain to us if scheduled interest payments on long-term debt are included in the table. If they are not, please provide us a revised table that includes interest obligations.

         We hereby provide the following:

         The following are contractual cash obligations of the Company, including interest, at February 28, 2006:

Payments due by period (amount in thousands):

                                   Less than     1-2         3-4
                         Total     One Year     Years       Years     Thereafter

Bank Financing   (1)  $   10,516  $       --  $       --  $   10,516  $       --
Debt             (2)       1,983       1,733         250          --          --
Operating leases           2,740         702         674         967         397
                      ----------------------------------------------------------
Total                 $   15,239  $    2,435  $      924  $   11,483  $      397
                      ==========================================================

--------------------------------------------------------------------------------

(1) This represents amounts due under the Company's Acoounts Receivable financing Agreement. Interest is paid daily and is computed at Libor plus 541 basis points, as Libor moves.
(2)    Interest is computed at rates between 8% and 16%.


Critical Accounting Policies, page 24
-------------------------------------

         2. Although you identify certain accounting policies as critical, investors are not able to determine from your disclosure the effect that reasonably likely changes in your estimates as of February 28, 2006 may have been expected to have on your future operations and financial position. In responding, please address in disclosure-type format the material implications of the uncertainties associated with the methods, assumptions and estimates underlying the critical accounting measurements of each policy. Consistent with
Section V of Financial Reporting Release 72, please provide the following for each critical accounting policy identified in disclosure-type format:

     o Your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result for its application over time.
     o Specifically address why your accounting estimates or assumptions bear the risk of change.
     o Analyze, to the extend material, such factors as how accurate the estimate or assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.

          We hereby provide the following:

CRITICAL ACCOUNTING POLICIES

         Management's discussion in this Item 7 addresses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to bad debts, intangible assets, income taxes, workers' compensation, and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Note 2 to the consolidated financial statements include a summary of the significant accounting policies and methods used in the preparation of the Company's consolidated financial statements.

         The Company makes certain estimates and assumptions that affect the reported amounts of the assets and liabilities and the reported amounts of revenues and expenses. However, the accounting policies described below are those the Company considers most critical in preparing its consolidated financial statements. The following is a review of those accounting policies that include significant judgments made by management using information available at the time the estimates are made. As previously discussed, if different assumptions were used, these estimates could change materially.


Revenue Recognition, Relating to Service Revenue Adjustments and Allowance For Doubtful Accounts

         The Company's service revenues are derived primarily from a form of franchising under which independent companies or contractors ("licensees") represent the Company within a designated territory. These licensees assign Company personnel, including registered nurses and therapists, to service clients using the Company's trade names and service marks. The Company pays and distributes the payroll for the direct service personnel who are all employees of the Company, administer all payroll withholdings and payments, bill the customers and receive and process the accounts receivable. The revenues and related direct costs are included in the Company's consolidated service revenues and operating costs. The licensees are responsible for providing an office and paying related expenses for administration, including rent, utilities and costs for administrative personnel. The Company pays a monthly distribution or commission to licensees based on a defined formula of gross margin generated. Generally, the Company pays a licensee approximately 55% (60% for certain licensees who have longer relationships with us) of gross margin. There is no payment to the licensees based solely on revenues.

         The Company recognizes revenue as the related services are provided to customers and when the customer is obligated to pay for such completed services. Service revenue adjustments occur when billing errors occur and are immaterial. Such billing errors are usually detected within a week or so and are corrected. An allowance for doubtful accounts is provided for amounts billed to customers, which may ultimately be uncollectible due to the customer's inability to pay.

Allowance for Doubtful Accounts

         The allowance for doubtful accounts represents adjustments to accounts receivable for amounts deemed partially or entirely uncollectible. Management believes the accounting estimate related to the allowance for doubtful accounts is a "critical accounting estimate" because significant changes in the assumptions used to develop the estimate could materially affect key financial measures, including general and administrative expenses, net income and accounts receivable. In addition, the allowance requires a degree of judgment since it involves estimation of the impact of both current and future economic factors in relation to its customers' ability to pay amounts owed to the Company.

         The Company has procedures to mitigate its risk of exposure to losses from bad debts. Revenue is recognized provided that: there are no uncertainties regarding customer acceptance; persuasive evidence of an agreement exists documenting the specific terms of the transaction; the sales price is fixed or determinable, and collectibility is reasonably assured at the levels set for each customer. Extensive evaluations are performed on an ongoing basis throughout the fiscal year of each customer's financial performance, cash generation, financing availability and liquidity status. In making credit evaluations, in addition to analyzing and anticipating, where possible, the specific cases of slow pay customers are considered. We also consider the general collection risks with trends in our industry. We also establish credit limits for our customers and perform ongoing credit evaluations to minimize the risk of loss.

         We generally follow a policy of reserving for receivables when the aging of slow paying clients exceeds our guidelines or if a client files for bankruptcy. The reserve established is based upon estimates of ultimate collectibility. The initial allowance is adjusted either higher or lower when additional information is available to permit a more accurate estimate of an accounts collectibility.

         Summarized below for the fiscal years ended February 28, 2006 and 2005, respectively, are the aggregate account balances for the allowance criteria noted above, net write-offs, bad debt provision and allowance for doubtful accounts (in thousands):

----------- ---------------------- -------------- ----------- --------------
               Aggregate Account
            Balances of Clients in                            Allowance for
Fiscal Year   Bankruptcy and Slow                  Bad Debt      Doubtful
  Ended             Payers         Net Write-Offs  Provision     Accounts
----------- ---------------------- -------------- ----------- --------------
  2005               $701              $(242)         $430         $464
----------- ---------------------- -------------- ----------- --------------
  2006               $824              $(217)         $0           $247
----------- ---------------------- -------------- ----------- --------------

         At February 28, 2006, we identified accounts totaling $824 that require an Allowance based on potential impairment or lose in value. An Allowance totaling $247 was provided for these accounts at such date. Our write-offs in fiscal 2006 represented one-third of 1% of our accounts receivable balance. If our projected collections, based on experience, were 10% less, the related increase to our allowance would decrease income by $25.


Goodwill Impairment

         Management believes that the accounting estimate related to the valuation of its goodwill is a "critical accounting estimate" because significant changes in the assumptions used to develop the estimate could materially affect key financial measures, including net income and noncurrent assets, specifically goodwill. The valuation of goodwill involves a high degree of judgment since the first step of the impairment test required by SFAS No. 142 consists of a comparison of the fair value of a reporting unit with its book value. Based on the assumptions underlying the valuation, impairment is determined by estimating the fair value of a reporting unit and comparing that value to the reporting unit's book value. If the fair value is more than the book value of the reporting unit, an impairment loss is not recognized. If an impairment exists, the fair value of the reporting unit is allocated to all of its assets and liabilities excluding goodwill, with the excess amount representing the fair value of goodwill. An impairment loss is measured as the amount by which the book value of the reporting unit's goodwill exceeds the estimated fair value of that goodwill.

         In accordance with SFAS 142 the Company tested goodwill impairment at the end of the third and fourth quarters of Fiscal 2006 and 2005. The Company wrote off $0.4 million of goodwill in the third quarter of 2005 and an additional $1.0 million of goodwill in the fourth quarter of 2005 associated with the closing of offices which were acquired through acquisitions. In addition to those write offs, the Company recorded a goodwill impairment of $3.8 million as of February 28, 2005, to discontinued operations which represents the difference in the sales price of AllCare Nursing at February 28, 2005 and the value of the net assets including goodwill which the Company had on its financial statements as of that date. When performing this test, the Company reviewed the current operations of the ongoing offices. In addition, The Company reviewed the anticipated cash flows of each acquisition. The goodwill remaining at the end of Fiscal 2006 is made up of various acquisitions all of which have continued to provide positive cash flow. The Company utilized the following methodologies for evaluating impairment of goodwill: The income approach discounted cash flow method, where the value of the subject investment is equal to the present value of the cash flow streams that can be expected to be generated by the Company in the future and the market approach merger and acquisition method where the value of the subject investment is determined from transactions involving mergers and acquisitions of comparable companies. Based on the impairment testing, the Company determined that no additional write-off of goodwill was required.

         If management's expectations of future operating results change, or if there are changes to other assumptions, the estimate of the fair value of our goodwill could change significantly. Such change could result in additional goodwill impairment charges in future periods, which could have a significant impact on our consolidated financial statements.

Income Taxes

         The Company's income tax provision and related deferred tax assets and liabilities are based on actual and expected future income, US statutory income tax rates, and tax regulations and planning opportunities in the various jurisdictions in which The Company operates. Management believes that the accounting estimate related to income taxes is a "critical accounting estimate" because significant judgment is required in interpreting tax regulations in the US, and assessing the likelihood of realizing certain tax benefits. Actual results could differ materially from those judgments, and changes in judgments could materially affect key financial measures, including the provision for income taxes, net income, and deferred income tax assets and liabilities.

         Management's judgment is required in determining the realizability of the deferred tax assets and liabilities and any valuation allowances recorded. The realization of our remaining deferred tax assets is primarily dependent on forecasted future taxable income.

Workers Compensation Reserves

         Management believes the accounting estimate related to Workers Compensation Revenues is a "critical accounting estimate". Except for a few states that require workers compensation through their state fund, the Company provides workers compensation coverage through a program that is partially self-insured. Zurich Insurance Company provides excess reinsurance for all claims over $400,000 per occurrence as well as aggregate coverage for overall claims borne by the group of companies that participate in the program. The program also provides for risk sharing among members for infrequent, large claims over $100,000 but less than $400,000. The Company is responsible for all claims under $100,000. The Company records its estimate of the ultimate cost of, and reserve for, workers compensation and professional liability benefits based on actuarial computations using the Company's loss history as well as industry statistics. Furthermore, in determining its reserves, the Company includes reserves for estimated claims incurred but not reported. The ultimate cost of workers compensation will depend on actual costs incurred to settle the claims and may differ from the amounts reserved by the Company for those claims. As such, significant changes in the assumption used in determining the reserve amount could have a material impact on the financial statements.

         Inherent in recording the liability to be established at any balance sheet date for workers compensation insurance, is an estimate of incurred but not recorded claims ("IBNR"). The Company has been estimating that an additional 50% of total reserves established should be added to cover these items. Management believes this estimate to be reasonable and will continue to perform ongoing analysis and adjust the reserve based on historical experience and any changing conditions. If an additional 10%, or 60% had been used for IBNR, the related increase to our liability would decrease income by $50.


In response to the third bullet point in the Staff's comment number 2, the estimates included in the consolidated financial statements are based on information available and historical experience and changes in those estimates are not considered reasonably likely at the time management prepares the consolidated financial statements.
Notes to Consolidated Financial Statements, Page F-7
----------------------------------------------------
12. Stockholder's Equity, Page F-21
-----------------------------------

         3. Please provide us in disclosure-type format information about your warrants similar to the tabular disclosures on page F-25 for the company's stock option plan activity.

         We hereby provide the following:

         All of the Company's Common Stock Warrants have a five-year term and are exercisable upon issuance. Information regarding the Company's Common Stock Warrants is summarized below:



                                                      Stock Warrant     Warrant Exercise   Weighted Average
                                                        Activity             Price          Exercise Price

Warrants outstanding as of February 28, 2003                  53,763   $           0.01   $           0.01
 Issued                                                           --                 --                 --
 Exercised                                                        --                 --                 --
 Expired                                                          --                 --                 --
                                                    ----------------
Warrants outstanding as of February 29, 2004                  53,763   $           0.01   $           0.01
 Issued                                                      250,000   $           0.75   $           0.75
 Exercised                                                        --                 --                 --
 Expired                                                          --                 --                 --
                                                    ----------------
Warrants outstanding as of February 28, 2005                 303,763      $0.01 - $0.75   $           0.61
 Issued                                                      849,315   $           0.60   $           0.60
 Exercised                                                        --                 --                 --
 Expired                                                          --                 --                 --
                                                    ----------------
Warrants outstanding as of February 28, 2006               1,153,078      $0.01 - $0.75   $           0.60
                                                    ================

Form 10-Q for Quarterly Period Ended November 30, 2006
------------------------------------------------------

Item 4.  Controls and Procedures, page 22
-----------------------------------------

         4. Your disclosures do not comply with the language in Items 307 and 308(c) of Regulation S-K. Please confirm to us in disclosure-type format that:

     o Your principal executive and principal financial officer concluded that your disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), were effective as of the end of the period covered by the report; and,

     o There were no changes in internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

          We hereby confirm to you as follows:

ITEM 4.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

         The Company's management, with the participation of its Chief Executive Officer and its Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 ("Exchange Act"), as of November 30, 2006, the end of the period covered by this Quarterly Report on Form 10-Q. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of that date, the Company's disclosure controls and procedures were effective to ensure (i) that material information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and (ii) that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

         There were no changes during the quarter ended November 30, 2006 in the Company's internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Form 8-K Dated January 16, 2007
-------------------------------

        5. We note that you have included a non-GAAP financial measure EBTDAS ("earnings before taxes, depreciation and amortization and stock-based compensation expense") in your press release. Your disclosure regarding this non-GAAP measure does not appear to meet the requirements of Item 10(e)(1)(i) of Regulation S-K. Please refer to Instruction 2 to Item 2.02 of Form 8-K. We believe the disclosure could be improved by including statements disclosing the reasons why management believes that the presentation of EBTDAS provides useful information to investors regarding your financial condition and results of its operations. The fact that EBTDAS is used by management to evaluate the company's historical and prospective financial performance in the ordinary course of business should not be the sole support for presenting this non-GAAP financial measure. Rather, the justification for the use of the measure must be substantive. Please tell us the following in disclosure-type format:

     o the economic substance behind management's decision to use such a measure;

     o the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

     o the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

     o the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

         Please refer to Questions 8 and 15 of our "Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures" issued on June 13, 2003.

         We hereby provide the following:

Earnings Measurement Quality - GAAP vs. Non-GAAP

         The Company has provided supplemental information about its operating performance by using the non-GAAP financial measure "EBTDAS from continuing operations." "GAAP" refers to generally accepted accounting principles used in the United States. "EBTDAS from continuing operations" represents earnings from continuing operations less taxes, depreciation, amortization, and stock-based compensation expense. This measure excludes primarily non-cash charges. In doing so, it provides a measure of the Company's operating or baseline performance that management uses to further analyze core operations, as a supplement but not a substitute, for results presented in accordance with GAAP. Management believes that presenting the non-GAAP measurement EBTDAS, provides investors with a measure of operating results that supplements GAAP results, and provides an understanding of how management evaluates performance in addition to GAAP results.

         The principal limitation of using "EBTDAS from continuing operations" is that it does not take into consideration the impact of the non-cash charges ofdepreciation, amortization, and stock-based compensation expense in arriving at the GAAP measure "net income (loss) from continuing operations," a more comprehensive measure of financial results. Management has compensated for that limitation by reconciling from GAAP net income (loss) to EBTDAS.


         The following table reconciles the Company's GAAP results for the three months ended November 30, and for the nine months ended November 30, 2006 and 2005, to the non-GAAP measure "EBTDAS from continuing operations."

     RECONCILIATION OF UNAUDITED LOSS FROM CONTINUING OPERATIONS TO EBTDAS
                   FROM CONTINUING OPERATIONS (In thousands)


                                                  For the                        For the
                                                Three Months                   Nine Months
                                                   Ended                          Ended
                                         11/30/06        11/30/05        11/30/06        11/30/05
                                       ----------------------------    ----------------------------
NET LOSS FROM CONTINUING
OPERATIONS                             $       (462)   $       (269)   $       (943)   $     (1,580)

Add back:
   Income taxes                                  25              --              53              50

   Depreciation and
   amortization                                 125             155             375             440
   Stock-based compensation
    expense                                     112              --             304              --
                                       ------------    ------------    ------------    ------------
EBTDAS FROM CONTINUING
   OPERATIONS                          $       (200)   $       (114)   $       (211)   $     (1,090)
                                       ------------    ------------    ------------    ------------



                  On a prospective basis, the Company has decided to use the non-GAAP financial measure "Adjusted EBITDA" in place of the previously used non-GAAP measure "EBTDAS from continuing operations." The Company believes that Adjusted EBITDA serves the same purposes and provides the same benefits as EBTDAS from continuing operations and is an industry-wide financial measure. It is used by AMN Healthcare Services, Inc., San Diego, California, www.amnhealthcare.com, a publicly-held company and the nation's largest healthcare staffing company.

As requested, we acknowledge that:

          o ATC Healthcare, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;

          o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

ATC Healthcare, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Daniel M. Pess, our Senior Vice President-Finance and Chief Financial Officer, at 516.750.1733 with any questions.

         Thank you for your assistance.

                                          Very truly yours,
                                          ATC HEALTHCARE, INC.

                                          /s/ Daniel M. Pess
                                          Senior Vice President-Finance,
                                          Chief Financial Officer, and Treasurer